HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT               2401 NOWATA PLACE, SUITE A  TELEPHONE  (918) 336-1773

JACOB HESKETTBARTLESVILLE, OKLAHOMA 74003  FACSIMILE  (918) 336-3152

-------------------------------------------  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

December 14, 2021

Division of Corporate Finance

Office of Technology

United States Securities

and Exchange Commission

Re:Victoria Lake, Inc.

Amended Registration Statement on Form 10-12G

Filed on November 3, 2021

File No. 000-56316

Dear sir or madam:

I am counsel for Victoria Lake, Inc. and am in receipt of your letter dated December 13, 2021, regarding the referenced filings. The Company’s responses to your questions are as follows:

Amended Registration Statement on Form 10-12g filed November 3, 2021

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 21

1.We note the revised disclosure adding the beneficial ownership table for common stock. We note the preferred shares are convertible into 150,002,600 shares of common stock. This would appear to be 47% of the common stock, rather than the 32% provided in the table. Please revise for each of Mr. Peterson, Mr. Holmes and the officers and directors as a group. In addition, please clarify My. Holmes' connection to the Company.

Response: We have revised this Section as required.

Item 10. Recent Sales of Unregistered Securities, page 26

1.We note the additional disclosures in response to prior comment 3. Please provide additional analysis as to how the 2,000 shares of Series L Preferred Shares acquired by Mr. Petersen were at least partially acquired by Mr. Holmes. Please clarify any relationship or affiliation between Mr. Holmes and Mr. Petersen. In addition, please provide additional analysis as to the applicability of Rule 145 to your transactions, including more information about the facts of these transactions.

Response: We have added the requested information relating to Jeff Holmes’ acquisition of 1,000 shares of the Series L Preferred Stock from the G. Reed Petersen Revocable Trust, including the amount of consideration and exemption claimed.

Regarding the application of Rule 145, we have clarified the facts surrounding the redomicile including disclosure (also see page 13) as requested. We respectfully note the Staff has long recognized that a variety of changes may be effectuated as part of or along with a reorganization or merger while still being within the scope of the change of domicile provisions of Rule 145(a)(2) and without the transaction being subject to registration under the 1933 Act. See Release No. 33-5463 (February 28, 1974). See Cygnus Therapeutics Systems, (May 6, 1994), Indresco Inc. (October 31, 1995).

The foregoing information is deemed to be Company’s complete response to your inquiries of December 13, 2021. In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jacob Heskett

Jacob Heskett